

By Electronic Mail

May 24, 2021

Filer Support Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Collaborative Investment Series Trust
         Issuer CIK: 0001719812
         Issuer File Number: 333-221072/811-23306
         Form Type: 8-A12B
         Filing Date: May 24, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FOMO ETF (FOMO)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Senior Initial Listings Analyst